SECURI[...]SION

06002611

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING RECEIVED FEB 17 2006 WASH. DC 209 SECTION

SEC FILE NUMBER
8-53532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DENNING & COMPANY LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CALIFORNIA STREET, SUITE 2800
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL DENNING (415) 399-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/14/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL DENNING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DENNING & COMPANY LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE NICOLE YEE
Commission # 1441235
Notary Public - California
San Francisco County
My Comm. Expires Sep 23, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Member
Denning & Company LLC
San Francisco, California

We have audited the statement of financial condition of Denning & Company LLC as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2006

DENNING & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 464,582
Accounts receivable	2,695,903
Prepaid expenses	22,439
Other current assets	51,265
Furniture and equipment, net of accumulated depreciation of $27,710	52,951
	$ 3,287,140

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 73,299
State taxes payable	11,790
Pension plan payable	344,840
Total liabilities	429,929
Member's equity	2,857,211
	$ 3,287,140

See notes to financial statements.

DENNING & COMPANY LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

REVENUES	
Investment banking and advisory fees	$ 186,797
Interest income	157,782
Loss on foreign currency translation	(414,253)
	(69,674)
EXPENSES	
Compensation	356,345
Employee bonuses	1,176,730
Pension cost	369,863
Professional fees	104,354
Rent	64,000
Travel	112,294
Telephone	21,232
Regulatory fees	16,268
Other operating expenses	117,219
	2,338,305
LOSS BEFORE INCOME TAXES	(2,407,979)
INCOME TAXES	(12,590)
NET LOSS	$(2,420,569)

See notes to financial statements.

DENNING & COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2005

Balance, December 31, 2004	$ 7,195,070
Net loss	(2,420,569)
Distributions	(1,917,290)
Balance, December 31, 2005	$ 2,857,211

See notes to financial statements.

DENNING & COMPANY LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,420,569)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,888
Change in assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	4,127,560
Prepaid expenses	12,102
Unfunded pension obligation	23,372
Other current assets	(42,439)
(Decrease) increase in:	
Bank overdraft	(31,124)
Accounts payable and accrued expenses	35,679
Pension plan payable	(21,620)
Net adjustments	4,111,418
Net cash provided by operating activities	1,690,849
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(16,636)
Net cash used by investing activities	(16,636)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(1,917,290)
Net cash used by financing activities	(1,917,290)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(243,077)
CASH AND CASH EQUIVALENTS, December 31, 2004	707,659
CASH AND CASH EQUIVALENTS, December 31, 2005	$ 464,582

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 6,800
	Interest	$ 0

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Denning & Company LLC (the Company) was formed as a Limited Liability Company in California in June, 2001, with a termination date of December 31, 2021. Under this form of organization, the members are not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission in October, 2001, and became licensed with the National Association of Securities Dealers in January, 2002. The Company engages in private equity advisory services on a fee basis.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

The Company considers receivables to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment

Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Foreign Currency Translation

For significant non-U.S. transactions, the functional currency is the Euro. Revenues earned are translated into U.S. dollars using the exchange rate on the date the revenue is earned. Accounts receivable are adjusted into U.S. dollars using the year end exchange rate.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Private equity advisory fees are recognized as revenue when earned per fee contract or the success of a predetermined event.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who maintain a special account for the exclusive benefit of customers.

NOTE B – Accounts Receivable

Accounts receivable at December 31, 2005, consist of the following:

Accounts receivable due from clients	$ 2,771,573
Unamortized discount on receivables with original terms in excess of one year	(75,670)
	$ 2,695,903

The discount is amortized at an effective rate of 5.25% over the terms of the receivable. Amortized discount of $143,917 is included in interest income in the statement of operations for the year ended December 31, 2005.

A loss on foreign currency translation of $414,253 related to accounts receivable in the functional currency is included in the statement of operations for the year ended December 31, 2005.

NOTE C – Concentrations of Credit Risk

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balances totaled $ 364,528.

NOTE D – Employee Bonuses

During 2005, management of the Company determined that discretionary incentive bonuses aggregating $1,176,730 be paid to employees of the Company.

NOTE E – Defined Benefit Pension Plan

In 2002, the Company established a qualified, noncontributory defined benefit pension plan covering all of its employees. The benefits are based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee becomes fully vested upon completion of six years of qualifying service. Member benefit accruals were frozen December 31, 2003 in order to reduce the 2003 funding obligations. On January 1, 2004, by plan amendment, benefit accruals were unfrozen for all participants and the plan benefit percentage was increased from 200% to 500%. Prior service cost of $248,679 was established at January 1, 2004. These costs are being amortized to periodic pension cost resulting in an increase of $ 82,893 which is included in the 2005 periodic pension cost of $369,863.

The Company's funding policy is to contribute based on actuarial computations and the funded status of the plan. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following sets forth the plan's funded status and amounts recognized in the Company's statement of financial position at December 31, 2005:

Benefit obligation	$(1,021,723)
Fair value of plan assets	614,872
Funded status	(406,851)
Unrecognized net loss	(20,882)
Unrecognized prior service cost	82,893
Pension plan payable	$ (344,840)

The assumed discount rate used to measure the projected benefit obligation is 5%, the rate of increase in future compensation levels is 4% and the expected long-term rate of return on assets is 5%.

Plan assets at December 31, 2005 were made up entirely of interest bearing money market accounts. The long-term rate of return on assets was determined by reducing the November, 2005 corporate bond weighted average interest rate by approximately .75%.

Employer contributions of $368,112 were made in 2005. No benefits were paid in 2005.

The benefits expected to be paid in each of the next 10 years are as follows:

2005 through 2006	$ 0
2007	$ 1,032,000
2008 through 2014	$ 0

The plan is not expected to continue beyond 2007.

NOTE F -- Lease Commitments

Minimum lease payments under a non-cancelable operating lease for the Company's office are:

2006	$ 60,000
2007	60,000
	$ 120,000

Lease payments aggregating $64,000 are included in rent in the statement of operations.

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital is $ 34,653, which is $ 6,020, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 12.41 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

DENNING & COMPANY LLC

COMPUTATION OF NET CAPITAL

December 31, 2005

NET CAPITAL	
Member's equity	$ 2,857,211
Less nonallowable assets:	
Accounts receivable	(2,695,903)
Prepaid expenses	(22,439)
Other current assets	(51,265)
Furniture and equipment, net	(52,951)
Total adjustments	(2,822,558)
NET CAPITAL	$ 34,653
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 73,299
State taxes payable	11,790
Pension plan payable	344,840
	$ 429,929
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 28,633
Net capital in excess of minimum requirement	$ 6,020
Ratio of aggregate indebtedness to net capital	12.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 46,380
Audit adjustments: Accounts payable and accrued expenses	(5,726)
State taxes payable	(6,000)
Rounding	(1)
Net capital as reported herein	$ 34,653
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 418,203
Audit adjustments to: Accounts payable	5,726
State taxes payable	6,000
Aggregate indebtedness, as reported herein	$ 429,929

These differences result in a ratio of aggregate indebtedness to net capital of 12.41 to 1.0 rather than 9.01 to 1.0 as previously reported.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2005

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2005

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 27, 2006

To the Member
Denning & Company LLC
San Francisco, California

We have audited the financial statements of Denning & Company LLC for the year ended December 31, 2005 and have issued our report thereon dated January 27, 3006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Denning & Company LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Accordingly, we do not express an opinion on the system of internal accounting control of Denning & Company LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Clendeed & Gowe

CERTIFIED PUBLIC ACCOUNTANTS